Charter Communications, Inc.
400 Atlantic Street, 10th Floor
Stamford, Connecticut 06901

November 5, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Charter Communications, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which was filed with the U.S. Securities and Exchange Commission on November 5, 2013. This disclosure can be found on page 42 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Very truly yours,

CHARTER COMMUNICATIONS, INC.

By: /s/ Kevin D. Howard
Name: Kevin D. Howard
Title: Senior Vice President – Finance, Controller and
Chief Accounting Officer